GREAT CHINA INTERNATIONAL HOLDINGS, INC.

C Site 25-26F President Building
No. 69 Heping North Street
Heping District, Shenyang 110003
Peoples Republic of China
Telephone: 0086-24-22813888

August 21, 2008

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Kevin Woody, Branch Chief Jennifer Monick, Staff Accountant Mail Stop 4561

Re:	Great China International Holdings, Inc. File No. 000-23015

Ladies and Gentlemen:

Great China International Holdings, Inc. (the “Company”) has received your letter dated August 1, 2008 (“Letter”) regarding review of its Annual report on Form 10-K for the year ended December 31, 2007, and your further comment regarding the Consolidated Statements of Operations, Page F-5, and the Company’s treatment of the disposal of Shenyang Jitian Property Company.

EITF 03-13 states that the following factors should be considered in evaluating whether continuing involvement constitutes significant continuing involvement:

(a)         The ongoing entity retains an interest in the disposed component sufficient to enable the ongoing entity to exert significant influence over the disposed component’s operating and financial policies; and

(b)        The ongoing entity and the buyer (or the disposed component) are parties to a contract or otherwise parties to an arrangement that in substance enables the ongoing entity to exert significant influence over the disposed component’s operating and financial policies.

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Kevin Woody, Branch Chief
Re: Great China International Holdings, Inc.
August 21, 2008

_____________________

The Land Consolidation and Development Agreement dated November 16, 2006 (the “Development Agreement”)1, does not contain any provision pursuant to which Shenyang Maryland International Industry Company Limited, the subsidiary of the Company (“Shenyang Maryland”), retains any kind of equity or ownership interest in the disposed component. Similarly, the equity transfer agreement pursuant to which the component is sold to the new owners does not provide for the Company or any of its subsidiaries to retain any equity or ownership interest in the disposed component. Accordingly, the issue is whether the Development Agreement contains terms and provisions that allow Shenyang Maryland to exert significant influence over the disposed component’s operating and financial policies.

We believe the substance of the Development Agreement is equivalent to what is customarily found in construction contracts in the United States. Under the Development Agreement Shenyang Maryland was obligated to perform the following construction services:

(1)	Demolish existing buildings on the property included in the project, remove debris, and level the surface;
(2)	Install conduits, pipes, lines and related facilities to deliver electricity, natural gas, heat, telecommunications, and sewage services along the roads platted for the commercial development;
(3)	Install roadways designated on the commercial project plat; and
(4)	Obtain the development and installation permits and approvals required under applicable building regulations for the expanded and revised project and the services described in (1)-(4).

All of the foregoing services were provided at a fixed fee and is paid at various stages of completion of the project development. Shenyang Maryland had no control and no responsibility for the design and construction of commercial buildings, financing the construction of any buildings in the project, or marketing any of the space developed in the project for sale or lease to occupants. Since Shenyang Maryland has no influence or control over the design and construction of the commercial buildings in the disposed real estate project, any operations of the project and any financial policies pertaining to the project, we do not believe Shenyang Maryland has any significant continuing involvement in the operations of the disposed component and it is not appropriate under SFAS 144 and EITF 03-13 to include the operations and cash flows of Shenyang Jitian Property Company in ongoing operations of the company for the annual periods ended December 31, 2007 or 2006.

_____________________

(1)        Disposal of Shenyang Jitian Property Company was reported on Form 8-K filed December 11, 2006, which includes the Development Agreement as an exhibit.

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Kevin Woody, Branch Chief
Re: Great China International Holdings, Inc.
August 21, 2008

_____________________

If you have any questions, or wish to discuss any of these matters, please contact our counsel, Mark E. Lehman at (801) 532-1234. Thank you for your consideration in allowing us the additional time to respond.

Very truly yours,
/s/ Sun Dongqing
Ms. Sun Dongqing CFO Great China International Holdings, Inc